October 11, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (207) 236-7889

Sean G. Daly
Chief Financial Officer
Camden National Corporation
Two Elm Street
Camden, Maine 04843

Re: Camden National Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007
File No. 001-13227

Dear Mr. Daly:

We have reviewed your response letter dated August 2, 2007 and your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the above referenced document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 5, Derivative Financial Instruments, page 53

1. We refer to your response to the third bullet point of comment 2 in which you state the following regarding how you documented at inception the hedged cash flows forecasted transaction related to a $50 million rolling portfolio of Prime based loans:

    *   The original documentation of the cash flow hedge does not explicitly state that the "first-payments received" methodology provided for in Implementation Issue No. 25 was used to describe the forecasted transaction.

    *   The Company has subsequently enhanced its documentation and expanded its quarterly tests of effectiveness which has permitted it to conclude that the previous quarterly assertions of hedge effectiveness are valid and the hedging relationship will continue to be 100% effective.

    *   The financial statement impact of adjusting the derivative instruments to fair value through current earnings would have been quantitatively and qualitatively immaterial under both SAB 99 and SAB 108.

    Based on the above response it appears that the original documentation of the cash flow hedging relationship does not describe with sufficient specificity the methodology for identifying the hedged interest payments under SFAS 133 Implementation Issue No. G25 and for assessing hedge effectiveness of the forecasted transaction as required by paragraph 28(a)(2) of SFAS 133.   Please revise this note in future filings to provide the following information:

    *   Describe the correction of an error to record as economic hedges the derivative transactions previously recorded as cash flow hedges with 100% effectiveness under SFAS 133 Implementation Issue No. G25.

    *   State how you considered that these corrections in the application of SFAS 133 are not material to the financial statements under the quantitative and qualitative guidelines of SAB 99 and under the criteria in SAB 108 for quantifying and evaluating the error under both the *roll over* and *iron curtain* approaches to determine if the misstatement is material after considering all quantitative and qualitative factors.

*   *   *

<u>Closing Comments</u>

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief